UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO.     1    )*

Federal National Mortgage Association

(Name of Issuer)

Common

(Title of Class of Securities)

313586109

(CUSIP Number)

September 30, 2008

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 313586109

1.	Name of Reporting Person. S.S. OR I.R.S. Identification No. of above person. Dodge & Cox 94-1441976
2.	Check the Appropriate Box if a Member of a Group* (a) ☐ (b) ☐ N/A
3.	SEC Use Only
4.	Citizenship or Place of Organization California – U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5. Sole Voting Power 60,083,414
6. Shared Voting Power 187,100
7. Sole Dispositive Power 63,586,404
8. Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 63,586,404
10.	Check box if the Aggregate Amount in Row (9) Excludes Certain Shares* N/A
11.	Percent of Class Represented by Amount in Row (9) 5.9%
12.	Type of Reporting Person* IA

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Item 1(a)	Name of Issuer:
Federal National Mortgage Association

Item 1(b)	Address of Issuer’s Principal Executive Offices:
3900 Wisconsin Avenue NW
Washington, DC 20016

Item 2(a)	Name of Person Filing:
Dodge & Cox

Item 2(b)	Address of the Principal Office or, if none, Residence:
555 California St., 40th Floor
San Francisco, CA 94104

Item 2(c)	Citizenship:
California—U.S.A.

Item 2(d)	Title of Class of Securities:
Common

Item 2(e)	CUSIP Number:
313586109

Item 3	If the Statement is being filed pursuant to Rule 13d-1(b),
or 13d-2(b), check whether the person filing is a:
(e) ☒ Investment Advisor registered in accordance with section

240.13d-1(b)(1)(ii)(E)

Item 4	Ownership:
(a) Amount Beneficially Owned:
63,586,404

(b) Percent of Class:
5.9%

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(c) Number of shares as to which such person has:

(i)	sole power to vote or direct the vote:
60,083,414

(ii)	shared power to vote or direct the vote:
187,100

(iii)	sole power to dispose or to direct the
disposition of: 63,586,404

(iv)	shared power to dispose or to direct the
disposition of: 0

Item 5	Ownership of Five Percent or Less of a Class:
Not Applicable.

Item 6	Ownership of More than Five Percent on Behalf of Another
Person:
Securities reported on this Schedule 13G are beneficially owned by clients of Dodge & Cox, which clients may include investment companies registered under the Investment Company Act and/or employee benefit plans, pension funds, endowment funds or other institutional clients.

Item 7	Identification and Classification of the Subsidiary Which
Acquired the Security Being Reported on By the Parent
Holding Company:
Not applicable.

Item 8	Identification and Classification of Members of the Group:
Not applicable.

Item 9	Notice of Dissolution of a Group:
Not applicable.

Item 10	Certification:
By signing below I certify that, to the best
of my knowledge and belief, the securities referred to
above were acquired in the ordinary course of business and
were not acquired for the purpose of and do not have the
effect of changing or influencing the control of the issuer
of such securities and were not acquired in connection with
or as a participant in any transaction having such purpose
or effect.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 10, 2008

DODGE & COX

By:	/S/ THOMAS M. MISTELE
Name:	Thomas M. Mistele
Title:	General Counsel & COO

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